Clarivate Plc
Friars House, 160 Blackfriars Road
London, SE1 8EZ, UK
June 29, 2020

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Derby

Re:	Clarivate Plc
Registration Statement on Form S-3 (File No. 333-239328)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Clarivate Plc (the “Company”) hereby requests that its Registration Statement on Form S-3 (File No. 333-239328) (the “Registration Statement”), be declared effective at 4:00 p.m., Eastern Time, on July 1, 2020, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Davis Polk & Wardwell LLP by calling Joseph A. Hall at (613) 283-0462. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to me by email at Stephen.Hartman@Clarivate.com and to our counsel, Joseph A. Hall of Davis Polk & Wardwell LLP, at joseph.hall@davispolk.com.

Very truly yours,
CLARIVATE PLC

By:	/s/ Stephen Hartman
Name:	Stephen Hartman
Title:	General Counsel and Head of Corporate Development